UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM N-8A

Notification Of Registration Filed Pursuant To Section 8(a) Of The Investment Company Act Of 1940
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The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940
and in connection with such notification of registration submits the following information:

Name:	JNL Strategic Income Fund LLC

Address of Principal Business Office:	225 West Wacker Drive Suite 1200 Chicago, IL 60606

Telephone Number (including area code):	(517) 381-5500

Name and Address of Agent for Service of Process:	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801
With copies to: Diane E. Ambler K&L Gates LLP 1601 K Street Washington, DC 20006-1600
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:	Yes [X]	No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and State of Illinois on the 3rd day of August 2012.

JNL Strategic Income Fund LLC

By: /s/ Mark D. Nerud
Mark D. Nerud
Manager

Attest: /s/ Susan S. Rhee
Name: Susan S. Rhee
Title: Vice President, Chief Legal Counsel & Secretary